July 9, 2019

David Cobb
Vice President - Chief Financial Officer
ARCBEST Corporation
8401 McClure Drive
Fort Smith, AR 72916

       Re: ARCBEST Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 000-19969

Dear Mr. Cobb:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure